Brian F. Leaf +1 703 456 8053 bleaf@cooley.com	VIA EDGAR

March 18, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn:	Ms. Suzanne Hayes
Mr. Daniel Greenspan
Ms. Alla Berenshteyn
Mr. James Peklenk
Mr. Joel Parker

Re:	Clearside Biomedical, Inc.
Registration Statement on Form S-1
Filed January 8, 2016
File No. 333-208916

Ladies and Gentlemen:

On behalf of our client, Clearside Biomedical, Inc. (the “Company”), we are responding to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 29, 2016 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on today’s date with the Commission, along with this response letter. For the Staff’s reference, we have included both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.

Set forth below is the Company’s response to the Comments. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Stock-based compensation, page 73

1.	Please expand your analysis to include the preferred stock issued in November and December of 2015.

Response to Comment 1:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 75-77 of Amendment No. 1.

Business, page 85

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March 18, 2016 Page Two

2.	Please define the term “clinically meaningful” when the term first appears in this section. In addition, when you discuss your top line data from your Phase 2 trial in patients with macular edema, please explain what top line data is, whether this is preliminary, how this relates to a complete analysis and final data, and the likelihood that clinical observations based on top line data may be subject to change when and if final data is evaluated.

Response to Comment 2:

In response to the Staff’s comment, the Company has replaced or deleted the term “clinically meaningful” on pages 1, 7, 67, 85, 87, 99, 100 and 101 of Amendment No. 1. With respect to the Company’s top line data from the Phase 2 clinical trial, the Company advises the Staff that the final data has now been evaluated and such updated data is summarized on pages 95-97 of Amendment No. 1.

Notes to the Financial Statements

13. License Agreements, page F-26

3.	Please revise your disclosure for the NovaMedica LLC and Spark Therapeutics license agreements to comply with ASC 605-25-50-2 and clarify why you are deferring the upfront payments.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-26 of Amendment No. 1.

* * * *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Cooley LLP One Freedom Square Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656

t: (703) 456-8000 f: (703) 456-8100 cooley.com

March 18, 2016 Page Three

Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8053 or Brent B. Siler, of this office, at (202) 728-7040.

Very truly yours,

/s/ Brian F. Leaf

Brian F. Leaf

cc:	Daniel H. White, Clearside Biomedical, Inc.
Charles A. Deignan, Clearside Biomedical, Inc.
Brent B. Siler, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP

Cooley LLP One Freedom Square Reston Town Center 11951 Freedom Drive Reston, VA 20190-5656

t: (703) 456-8000 f: (703) 456-8100 cooley.com